Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE APPOINTS NEW INTERIM CHIEF FINANCIAL OFFICER

Ottawa, Canada, August 26, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that  Russell Frederick, Vice President and Chief Financial Officer, is leaving the company due to personal reasons. Russell’s departure is effective immediately, and he will no longer serve as a member of the Board of Directors of DragonWave Inc. or any related entities. DragonWave would like to thank Russell for more than 11 years of service and we wish him well for the future.

Patrick Houston will assume Russell’s duties in the role of Interim Chief Financial Officer. Patrick is currently the Assistant Vice President of Finance and Operations of DragonWave and has been with DragonWave in senior roles for eight years. Before joining DragonWave, Patrick was a senior associate at Deloitte LLP.  Patrick is a Certified Public Accountant and holds a Bachelor of Commerce degree from the University of Ottawa.

“I am very pleased that Patrick will be supporting DragonWave as Interim Chief Financial Officer”, said Peter Allen, President and CEO.  “Patrick has played a key role in our strategic initiatives and is well positioned to help guide the company.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222